UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

WIMM-BILL-DANN FOODS OJSC

(Name of Issuer)

Ordinary Shares, par value 20 Russian Rubles per Ordinary Share, and American
Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

97263M109 (AMERICAN DEPOSITARY SHARES)

(CUSIP Number)

Franck Riboud
Danone
17, Boulevard Haussmann
75009 Paris, France
Tel: +33 1 4435 2020

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

June 18, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 97263M109	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Danone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NOT APPLICABLE
	8	SHARED VOTING POWER 8,080,300 Ordinary Shares (including Ordinary Shares underlying ADSs) (See Item 5)
	9	SOLE DISPOSITIVE POWER NOT APPLICABLE
	10	SHARED DISPOSITIVE POWER 8,080,300 Ordinary Shares (including Ordinary Shares underlying ADSs) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,080,300 Ordinary Shares (including Ordinary Shares underlying ADSs) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5% (See Item 5) (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

1 Based on 41,360,522 Ordinary Shares outstanding as of March 31, 2010 according to the Issuer’s Report on Form 6-K furnished to the Securities and Exchange Commission on June 7, 2010.

SCHEDULE 13D/A

CUSIP No. 97263M109	Page 3 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Compagnie Gervais Danone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NOT APPLICABLE
	8	SHARED VOTING POWER 8,080,300 Ordinary Shares (including Ordinary Shares underlying ADSs) (See Item 5)
	9	SOLE DISPOSITIVE POWER NOT APPLICABLE
	10	SHARED DISPOSITIVE POWER 8,080,300 Ordinary Shares (including Ordinary Shares underlying ADSs) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,080,300 Ordinary Shares (including Ordinary Shares underlying ADSs) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5% (See Item 5) (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.	Security and Issuer.

This Amendment No. 7 (this “Amendment No. 7”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on September 18, 2001 by the Reporting Persons, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on June 17, 2003, Amendment No. 2 thereto filed with the Securities and Exchange Commission on November 21, 2003, Amendment No. 3 thereto filed with the Securities and Exchange Commission on December 21, 2004, Amendment No. 4 thereto filed with the Securities and Exchange Commission on October 18, 2005, Amendment No. 5 thereto filed with the Securities and Exchange Commission on November 13, 2006 and Amendment No. 6 thereto filed with the Securities and Exchange Commission on June 28, 2007 (such Statements as so amended, being the “Schedule 13D”).  This Amendment No. 7 is filed with respect to the ordinary shares, par value 20 Russian Rubles per ordinary share (the “Ordinary Shares”), of Wimm-Bill-Dann Foods OJSC, a joint stock company organized under the laws of the Russian Federation (the “Issuer”), having its principal executive offices at 16/15 Yauzsky Boulevard, Moscow 10928, Russian Federation.  The Ordinary Shares are traded on the New York Stock Exchange through an American Depositary Share facility in which four American Depositary Shares of the Issuer (the “American Depositary Shares” or “ADSs”) represent one Ordinary Share.  Each reference in this Statement to Ordinary Shares refers also (where applicable) to the corresponding American Depositary Shares representing such Ordinary Shares.    Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.  Information in the Schedule 13D remains in effect except to the extent it is amended by the information contained in this Amendment No. 7.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

 On June 18, 2010, Danone announced that it had entered into a transaction with Unimilk Holdings (Cyprus) Limited (“UHL”), a privately owned Russian dairy company, pursuant to which Danone and UHL will merge their dairy businesses in the CIS area.  The transaction is subject to customary regulatory approvals in the countries concerned.  In light of this transaction, the Reporting Persons have determined to review their options regarding their investment in the Issuer, including the possible sale of some or all of their Ordinary Shares or ADSs.  The Reporting Persons do not expect to further amend the Schedule 13D with respect to any such potential actions, unless and until such time as such disclosure is required by applicable law.

Item 5.	Interest in Securities of the Issuer.

Items (a)-(c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)-(b)  As of June 18, 2010, the Reporting Persons beneficially own 8,080,300 Ordinary Shares (representing 19.5% of the outstanding Ordinary Shares based on information contained in the Issuer’s Report on Form 6-K furnished to the Securities and Exchange Commission on June 7, 2010).  The Ordinary Shares are indirectly beneficially owned by

Page 4 of 7 Pages

Danone through its ownership of Compagnie Gervais Danone (“CGD”).  Prior to November 2009, the Reporting Persons owned the Ordinary Shares through their direct and indirect ownership of Blanrim, which was a wholly owned subsidiary of CGD.  In November 2009, Blanrim was merged into CGD and Blanrim’s interests in the Ordinary Shares were transferred to CGD as a result of the merger.  The power to vote and dispose of the Ordinary Shares is shared between the Reporting Persons.

(c)  To the knowledge of the Reporting Persons, except as described in this Amendment No. 7, none of the Reporting Persons, nor any person referred to in Exhibit I beneficially owns, or has acquired or disposed of any Ordinary Shares during the past 60 days.

Item 7.	Materials to be Filed as Exhibits.

1.	Directors and Officers of Danone and Compagnie Gervais Danone
2.	Joint Filing Agreement, dated as of June 18, 2010

Page 5 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

June 18, 2010	DANONE

	By:	/ s / Pierre-André Terisse
Signature

	Name:	Pierre-André Terisse

	Title:	Chief Financial Officer

COMPAGNIE GERVAIS DANONE

By:	/ s / Christophe Bombled
Signature

Name:	Christophe Bombled

Title:	General Manager

Page 6 of 7 Pages

EXHIBIT INDEX

Exhibit No.	Description
Exhibit I	Directors and Officers of Danone and Compagnie Gervais Danone
Exhibit II	Joint Filing Agreement, dated as of June 18, 2010

Page 7 of 7 Pages